SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on July 15, 2009, prepared in summary form

1. Date, Time and Venue: July 15, 2009, at 10:00 am, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. To modify Company’s Policy regarding the disclosure of material acts or facts and the negotiation of Company’s shares. The amended Policy (Annex. 01) shall be initialized by the attending Board members, filed at Company’s headquarters and made public through the Period Information System (IPE). The Investors Relations Officer’s responsibility in following-up and assuring the correct implementation of the Policy, as amended, is hereby ratified.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Chairman of the Meeting: Gary Robert Garrabrant. Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior. Secretary: Fabiana Utrabo Rodrigues.

São Paulo, July 15, 2009.

Fabiana Utrabo Rodrigues
Secretary

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

– Contents

– Part I

– Section I – Purpose and Sphere of Action
1. Scope and Persons in Charge
2. Deed of Compliance

– Section II – Principles

– Section III – Policy on the Disclosure and Use of Information related to a Relevant Acts or Facts

1. Obligations to the Investor Relations Director
2. Purpose of Disclosing a Relevant Act or Fact
3. Definition of a Relevant Act or Fact
4. Examples of Relevant Acts or Facts
5. In-House Procedures for Notifying and Disclosing a Relevant Act or Fact
6. Liability in Case of Omission
7. When to Notify and Disclose – Periods
8. Who to Notify
9. Disclosure Media – Newspapers and the Internet
10. Inside Information and the Duty of Secrecy
11. Non-Disclosure – Exception to the Rule
12. Corporate Non-Disclosure Procedures for a Relevant Act or Fact
13. Secrecy Request submitted to the CVM

– Section IV – Notification Procedures for Trading by Officers and Related Persons

– Section V – Notification and Disclosure Procedures for the Acquisition or Divestment of Relevant Shareholdings

Part II

– Section I – Securities Trading Policy issued by the Company

1. Constraints on Trading while the Disclosure of a Relevant Act or Fact Remains Pending
2. Exceptions to the General Constraints on Trading in Securities
3. Constraints on Trading after the Disclosure of a Relevant Act or Fact
4. Individual Investment Programs

5. Ban on Trading during the Period preceding the Disclosure of Quarterly and Annual Information and the Financial Statements
6. Ban on Decisions addressing the Acquisition or Divestment of Shares issued by the Company
7. Ban on Trading Applicable to Former Officers

– Section II – Final Provisions

1. Indirect and Direct Trading
2. Policy Oversight Responsibilities of the Investor Relations Director
3. Alterations to the Manual
4. Alterations to the Trading Policy
5. Third Party Liability

– Annexes

Annex I – Definitions
Annex II – Deed of Compliance with the Manual
Annex III – Trades Table

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

The policies adopted by Gafisa S.A. for its relationships with investors and the market in general have always been based on the principle of transparency, with its conduct being guided by full disclosure of the available information portraying the activities of the Company. Moreover, it has always pursued the highest standards of compliance with the legal and regulatory provisions governing listed companies whose securities are traded in Brazil and abroad.

With the advent of the Corporations Act and the publication of standards by the Brazilian Securities Commission, drawn up in order to regulate the disclosure of information to the investor public, the Board of Gafisa S.A. decided that this was an opportune occasion for consolidating the best practices in a Manual that will guide the conduct of the Officers and Staff of the Company. Consequently, this Manual presents the best practices for the disclosure and use of information (Part I) and trading in securities issued by Gafisa S.A. (Part II).

Sections I, II and III of Part I of this Manual address the use, notification and disclosure of relevant information related to the businesses and activities of Gafisa S.A., arising from decisions taken by its administration entities or its Controlling Shareholders, among others, which may have repercussions on the market trading in the securities issued by Gafisa S.A. This Manual establishes the duties and responsibilities that ensure information on relevant facts is dealt with properly, either in-house at Gafisa S.A. or when disclosed to market participants.

Section IV of Part I of the Manual addresses the notification of trading in securities by the Directors and Officers of Gafisa S.A. and persons related thereto, together with the procedures to be followed in this matter.

Section V regulates the notification and disclosure of alterations in the shareholding positions held by the Controlling Shareholders and by persons appointed by the members of the Board of Gafisa S.A., whenever purchase or sale transactions involve stockholdings that are deemed relevant.

Part II of the Manual establishes the Securities Trading Policy issued by Gafisa S.A. to be adopted while the disclosure of a relevant act or fact remains pending and also at certain times as defined in Instruction Nº 358/02 issued by the CVM, in order to avoid the improper use of inside information. The constraints established by this policy are applicable not only to the Controlling Shareholders and Officers of Gafisa S.A., but also to many other people who may have access to inside information about Gafisa S.A. through professional links that place them in privileged positions, in terms of the investor market.

As permitted by Instruction Nº 358/02 issued by the CVM, Gafisa S.A. approved its Trading Policy at the Board Meeting held on [] [], 2008. This Trading Policy makes provision for the adoption of mechanisms that ensure control and transparency for trading in securities issued by Gafisa S.A., in order to prevent possible future assumptions of any improper use of Relevant Information.

It must also be stressed that persons subject to the rules introduced by this Manual must comply herewith, signing the respective Deeds of Compliance.

Any doubts about the application of this Manual must be addressed to the Investor Relations Director of Gafisa S.A.

GAFISA S.A.

Part I
Section I

Purpose and Sphere of Action

1. Scope and Persons in Charge – The purpose of this Manual – whose defined terms are listed in Annex I – is to establish high standards of conduct and transparency that must necessarily be complied with by (i) the Officers, Controlling Shareholders, Audit Board Members and members of the other Technical or Advisory Entities of the Company; (ii) Employees and Executives with access to Relevant Information; and also (iii) by any persons who may become aware of information related to a Relevant Act or Fact about the Company, due to their positions or functions in the Parent Company, the Subsidiary Companies and the Associated Companies, in order to adapt the internal policy of the Company to the principle of transparency and good conduct practices for the use and disclosure of relevant information and trading in securities issued by the Company.

2. Deed of Compliance – The persons mentioned above must sign the respective Deed of Compliance with this Manual, as set forth Article 15, § 1, item I and Article 16, § 1 of Instruction Nº 358/02 issued by the CVM and in compliance with the model appended to this Manual as Annex II.

At its head offices, the Company will keep a list of the persons signing the Deed of Compliance, together with their respective qualifications, positions or functions, addresses and personal or corporate tax numbers (CPF / CNPJ). This list will always be available to the Brazilian Securities Commission (CVM).

Section II

Principles

All persons subject to this Manual must conduct themselves in compliance with the values of good faith, loyalty and truth, as well as by the general principles established herein.

All efforts to foster market efficiency must ensure the competition among investors for the best returns are based on analyses and construals of the disclosed information, and never on insider access to the same information.

The persons subject to this Manual must also bear in mind that transparent, accurate and timely information constitutes the main tool available to the investor public and especially the shareholders of the Company, in order to ensure the necessary fair treatment.

Relationships between the Company and the players and opinion-shapers on the securities market must be conducted in a uniform and transparent manner.

Persons subject to the provisions set forth in this Manual must ensure that information disclosed on the equity and financial situation of the Company is correct, complete, continuous and developed through the Officers assigned this function, and must also encompass data on the development of their respective shareholding positions in the equity capital of the Company, as set forth in this Manual and the regulations.

Section III
Policy on the Disclosure and Use of Information related to a Relevant Acts or Facts

1. Obligations to the Investor Relations Director

Instruction Nº 358/02 issued by the CVM introduced a system assigning responsibility for the use, notification and disclosure of Relevant Acts or Facts by listed companies. As a result, the Investor Relations Director was assigned primary responsibility for notifying and disclosing Relevant Acts or Facts. In order to ensure that the Investor Relations Director can fulfill his duties, other responsibilities were introduced for certain persons linked to the Company, requiring them to notify the Investor Relations Director of any relevant act or fact of which they may become aware, so that the necessary steps may be taken thereby.

2. Purpose of Disclosing a Relevant Act or Fact

The disclosure of a Relevant Act or Fact is intended to ensure that information is provided to investors in good time, and in a reasonable and efficient manner, as required for taking their investment decisions, ensuring the best possible symmetry in the dissemination of this information. Thus, it prevents the improper use of inside information on the securities market by persons having access thereto, to their own benefit or to the benefit of third parties, and to the detriment of investors in general, the market and the Company.

3. Definition of a Relevant Act or Fact

"Relevant Act or Fact", as set forth in Article 155, § 1 of Law Nº 6,404/76 and Article 2 of Instruction Nº 358/02 issued by the CVM is: (a) any decision taken by the Controlling Shareholder(s), a decision taken by the General Meeting or the management entities of the Company; or (b) any other political, administrative, technical, business, economic or financial act or fact occurring or related to its businesses, which may measurably influence:

1. the perception of the value of the Company;
2. the price of its securities;
3. decisions taken by investors to buy, sell or keep such securities; or
4. decisions taken by investors to exercise any of the rights inherent to their status as shareholders.

4. Examples of Relevant Acts or Facts

Article 2 of Instruction Nº 358/02 issued by the CVM presents a non-exhaustive list of examples of Relevant Acts or Facts, with no need for repetition. In any case, the material status of events related to the Relevant Act or Fact must be analyzed within the context of the regular activities and dimension of the Company, as well as information disclosed previously, rather than at the abstract level, in order to avoid the banalization of the disclosure of Relevant Acts or Facts, with adverse effects on market analyses of the prospects of the Company.

5. In-House Procedures for Notifying and Disclosing a Relevant Act or Fact

All information about a Relevant Act or Fact related to the Company will be centralized with the Investor Relations Director, who is in charge of the disclosure and notification of any Relevant Acts or Fact (CVM Instruction Nº 358/02, Article 3).

The Controlling Shareholders, the Officers, the Audit Board Members, the Employees and the Executives with access to Relevant Information as well as the members of any Technical or Advisory Entities of the Company, must notify the Investor Relations Director of any Relevant Act or Fact of which they may become aware, as he is the person in charge of notifying the proper entities thereof and its disclosure to the press, as set forth in this Manual.

6. Liability in Case of Omission

The Officers, the Controlling Shareholders, the Audit Board Members, the Employees and the Executives with access to Relevant Information or any of the members of the other Technical or Advisory Entities of the Company with personal knowledge of a Relevant Act or Fact must notify the Investor Relations Director thereof. Having made such notification, and if no decision has been taken to keep the matter secret as set forth in Article 6 of Instruction Nº 358/02 issued by the CVM, should the persons mentioned in this item note any omission on the part of the Investor Relations Director in terms of fulfilling his duties of notification and disclosure, they will be exempt from liability only if they immediately notify the Brazilian Securities Commission (CVM) of such Relevant Act or Fact.

7. When to Notify and Disclose - Periods

The disclosure of the Relevant Act or Fact must take place, whenever possible, before the start or after the close of trading on Stock Exchanges in Brazil or abroad. In case of any incompatibility, the trading hours of the Brazilian market will prevail.

In terms of Notification and Disclosure Periods, the Investor Relations Director must also comply with the following:

1. any Relevant Act or Fact occurring or related to the businesses of the Company must be notified and disclosed immediately after the occurrence thereof (CVM Instruction Nº 358/02, Article 3, head paragraph);
2. the Relevant Act or Fact must be disclosed concomitantly to the entire market, published in any means of communications whatsoever, including press releases or at meetings of professional associations, investors, analysts or selected publics, in Brazil or abroad (CVM Instruction Nº 358/02, Article 3, §3 ); and
3. assess the need to request the suspension of trading in the securities, always simultaneously, on Brazilian and foreign Stock Exchanges, for the length of time required to ensure proper dissemination of the relevant information, should it be imperative to disclose the Relevant Act of Fact during trading hours (CVM Instruction Nº 358/02, Article 5, §2 ).

8. Who to Notify

Information on any Relevant Act or Fact must be notified simultaneously to:

(i) the Brazilian Securities Commission (CVM) ;
(ii) Stock Exchanges where securities issued by the Company are traded;
(iii) organized over-the-counter entities where securities issued by the Company are traded.

9. Disclosure Media – Newspapers and the Internet

The disclosure of a Relevant Act or Fact involving the Company must be conducted through announcements in the large-circulation newspapers habitually used thereby (CVM Instruction Nº 358/02, Article 3, §4).

For each disclosure of a Relevant Act or Fact, the Company may decide to publish this in the form of a summary in the newspapers, presenting the minimum elements required for its understanding. In this hypothesis, the announcements must state the internet address(es) where full information must be available to all investors, with contents at least identical to that forwarded to the CVM, Stock Exchanges and the SECTOR (CVM Instruction Nº 358/02, Article 3, §4).

10. Inside Information and the Duty of Secrecy

The Controlling Shareholders, the Officers, the Audit Board Members, the Employees and the Executives with access to Relevant Information or any members of the other Technical or Advisory Entities of the Company or any persons who, due to their functions or positions in the Parent Company, the Subsidiary Companies and the Associated Companies will have the duty of: (i) keeping information secret related to a Relevant Act or Fact to which they may have had insider access prior to the disclosure thereof to the market as well as; (ii) strive to ensure that subordinates and third parties in positions of trust also do so, being held jointly liable with the latter in case of any failure to comply with the Duty of Secrecy (CVM Instruction Nº 358/02, Article 8).

For guidance purposes, whenever any doubt arises about the relevance of any Inside Information, contact must be with the Investor Relations Director of the Company in order to clear up such doubts.

11. Non-Disclosure – Exception to the Rule

The general rule for a Relevant Act or Fact is that it must be immediately notified and disclosed. In any case, failing to notify and disclose a Relevant Act of Fact constitutes an exception that must be subject to analysis (CVM Instruction Nº 358/02, Article 6, head paragraph).

However, there are exceptional cases in which the indiscriminate disclosure of Inside Information constituting a Relevant Act of Fact may jeopardize the lawful interests of the Company.

12. Corporate Non-Disclosure Procedures for a Relevant Act or Fact

In these situations, the non-disclosure of a Relevant Act or Fact related to the Company will be addressed through a decision taken by the Controlling Shareholders or the Officers of the Company, as applicable (CVM Instruction Nº 358/02, Article 6, head paragraph).

Even if the Officers and Controlling Shareholders decide not to disclose a Relevant Act or Fact, they have the duty to disclose the Relevant Act or Fact immediately, either directly or through the Investor Relations Director, should such information be leaked, or in case of any atypical variations in the trading prices or quantities of the securities issued by the Company (CVM Instruction Nº 358/02, Article 6, sole paragraph).

13. Secrecy Request submitted to the CVM

The Officers and Controlling Shareholders may submit their decision to the Brazilian Securities Commission (CVM), to keep Relevant Acts or Facts secret, on an exceptional basis, when they feel that the disclosure thereof might constitute a clear risk to the lawful interests of the Company (CVM Instruction Nº 358/02, Article 7).

Section IV
Notification Procedures for Trading by Officers and Related Persons

Notification procedures for information on trading in securities issued by the Company set forth in this Section are based on Article 11 of Instruction Nº 358/02 issued by the CVM.

The Officers, the Audit Board Members and the members of the Technical or Advisory Entities of the Company must state the ownership of securities issued by the Company, held either in their own names or in the names of related persons, as well as any alterations to these positions.

Such notifications must be forwarded to the Investor Relations Director of the Company, who will then forward them to the Brazilian Securities Commission (CVM) and the Stock Exchange, as set forth in the form presented as Annex III of this Manual.

The Company must be notified within: (i) a period of five days after the completion of each transaction; and (ii) on the first business day after taking office.

In turn, the Investor Relations Director must notify the Brazilian Securities Commission (CVM) and Stock Exchanges within a period of ten days after the end of the month in which notifications are made to the positions held, or the month in which the above-mentioned persons take office, individually and consolidated by Company entity.

Section V
Notification and Disclosure Procedures for the Acquisition or Divestment of Relevant Shareholdings

The Notification and Disclosure Procedures for information on trading in securities issued by the Company involving relevant shareholdings, as set forth in this Section, are based on Article 12 of Instruction Nº 358/02 issued by the CVM.

The direct or indirect Controlling Shareholders and the shareholders electing Member of the Board or the Audit Board, as well as any individual person or corporate entity, considered alone or in a group representing a single interest, with a direct or indirect stake that corresponds to 5% (five per cent) or more of the type or class of shares (or subscription bonuses, subscription rights, stock options, stock convertible debentures) here together called “shares”, representing the capital of the Company must forward a notification to the Company immediately, presenting the information listed in Article 12 of Instruction Nº 358/02 issued by the CVM.

Additionally, disclosure is required each time such stakes rise by 5% of share type or class (or share rights) representing the capital of the Company or when dropping by 5% of the share type or class (or share rights) representing the capital of the Company, in this case through divestment or elimination of share.

In cases where acquisitions result in or have been undertaken in order to alter the administrative structure or control composition of the Company, as well as in cases where such acquisitions give rise to the obligation to conduct a public offering, as set forth in Instruction Nº 361/02 issued by the CVM, the acquirer must also publish a notification of a Relevant Act of Fact, presenting the information listed in Article 12 of Instruction Nº 358/02 issued by the CVM.

The Investor Relations Director is in charge of transmitting information to the Brazilian Securities Commission (CVM) as soon as it is received by the Company and, if necessary, to Stock Exchanges as well as updating the corresponding field in the Annual Report (IAN) form.

Part II
Section I
Securities Trading Policy issued by the Company

Instruction Nº 358/02 issued by the CVM establishes constraints on trading in securities issued by listed companies by certain persons in some specified situations.

This same rule allows listed companies to adopt a policy for trading in their securities that allows – when followed faithfully – orderly trading in these securities, avoiding any possible future assumption of the improper use of Relevant Information.

This Section of the Manual establishes the rules for trading in securities issued by the Company, encompassing: (i) the constraints on trading set forth in Instruction Nº 358/02 issued by the CVM; and (ii) the Securities Trading Policy adopted by the Company.

1.Constraints on Trading while the Disclosure of a Relevant Act or Fact remains pending

Under hypotheses "1", "2" and "3" below, trading in securities is banned in principle (without adversely affecting the proviso applicable to transactions undertaken on the basis of this Trading Policy): (a) by Company; (b) by its Officers, Controlling Shareholders, Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company, as well as by (c) any persons who, due to their functions or positions in the Parent Company, the Subsidiary Companies and the Associated Companies, become aware of information related to a Relevant Act or Fact about the Company, until it is disclosed to the market:

1. whenever any Relevant Act or Fact occurs in the businesses of the Company that is known to the persons mentioned above;

2. when any option or mandate is granted or implemented in order to acquire or divest shares issued by the Company, undertaken by the Company itself, its Subsidiary Companies, its Associated Companies or other company under common control; and

3. whenever there is an intention of conducting a total or partial spit, spin-off, take-over, merger, corporate restructuring or reorganization process.

The ban mentioned in item (2) above is applicable to transactions involving shares issued by the Company and undertaken by its Officers, Audit Board Members, Employees and Executives with access to Relevant Information, as well as by members of the other Technical or Advisory Entities of the Company, by the Controlling Shareholders and by any persons who, due to their functions or positions in the Parent Company, Subsidiary Companies and Associated Companies, becomes aware of information related to a Relevant Act or Fact about the Company solely on the dates on which the Company itself trades in shares issued thereby.

2. Exceptions to the General Constraints on Trading in Securities

The bans set forth above do not apply to transactions involving shares held in the treasury through private transactions, linked to the exercise of stock purchase options conducted under stock purchase option plans approved by the General Meeting of the Company and possible repurchases of these shares by the Company, also through private transactions, provided that this takes place through exercising the stock option covered by the respective Plan or Program.

The constraints on trading set forth in this Section in sub-items (i), (ii) and (iii) above, are not applicable to the Company itself, its Controlling Shareholders, Officers, Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company, as from the date of signature of the Deed of Compliance (CVM Instruction Nº 358/02, Article 13, § 7), when conducting operations under the aegis of the Trading Policy set forth in this Manual.

Transactions conducted by the persons listed above under the aegis of the Trading Policy, in order to enjoy the benefit established herein through the terms of the CVM rule, must do so in the form of long-term investments, complying with at least one of the following characteristics:

1. share subscription or purchase through exercising options granted under the Stock Option Plan approved by the General Meeting;
2. purchases conducted by the Company under the Share Repurchase Plan for cancellation or holding in treasury;
3. application of variable remuneration received as profit-sharing on the acquisition of securities issued by the Company;
4. implementation of Individual Investment Plans, as defined below, by its Officers, its direct and indirect Controlling Shareholders, its Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company.

3. Constraints on Trading after the Disclosure of a Relevant Act or Fact

For the hypotheses set forth above, even after the disclosure of a Relevant Act or Fact, the ban on trading will remain in effect should there be any possibility – at the discretion of the Company – of this intervening in the trading conditions for the shares issued by the Company, in a manner that might cause losses for the Company or its shareholders (CVM Instruction Nº 358/02, Article 13, § 5), with such additional constraint necessarily being notified by the Investor Relations Director.

4. Individual Investment Programs

An Individual Investment Program is deemed to be the individual plans for acquiring securities, kept on file at the head offices of the Company, through which the Officers, its direct and indirect Controlling Shareholders, its Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company have indicated their intention of investing their own funds over the long term in securities issued by the Company.

For this purpose, the Individual Investment Program must have been on file for more than 30 (thirty) days with the Investor Relations Director, indicating the approximate amount of funds that its holder intends to invest or the number of securities that he will attempt to acquire in the course of the validity period of the Individual Investment Program established thereby, lasting no less than twelve months, at the end of which the holder must present a brief report on its respective progress.

Except in case of force majeure, duly justified in writing, securities acquired through the Individual Investment Plan may not be divested before being completed 90 (ninety) days of their acquisition dates.

The above-mentioned thirty-day period constraint will not prevail for the first Individual Investment Plan/Program registered after the entry into effect of this Manual.

Moreover, in order to avoid the ban on trading in securities issued by the Company addressed in item 6 below, being applicable to its Officers, Audit Board Members, and members of the other Technical or Advisory Entities of the Company, as well as its Subsidiary and Associated Companies, established through statutory provisions: (i) the Company must have approved a schedule setting specific dates for the disclosure of the Quarterly Information Report (ITR) and Standardized Financial Statements (DFP) forms; and (ii) the Individual Investment Programs must establish: (a) irrevocable and irretractable commitments for their holders to invest the pre-establsihed amounts on the stipulated dates; (b) the impossibility of signing up for Individual Investment Programs while any Relevant Acts or Facts remains pending and not disclosed to the market, as well as during the fifteen days prior to the disclosure of the ITR and DFP forms; (c) the obligation to extend the commitment to purchase, even after the expiry of the period originally established for binding the holder to the individual Individual Investment Program, as long as a Relevant Act or Fact remains pending and not disclosed to the market, and during the fifteen days prior to the disclosure of the ITR and DFP forms; and (d) the obligation of their holders to return to the Company any losses avoided or gains posted through trading in securities issued by the Company and arising from any possible alteration to the disclosure dates for the ITR and DFP forms, calculated through criteria defined in the specific Individual Investment Program.

5. Ban on Trading during the Period preceding the Disclosure of Quarterly and Annual Information and Financial Statements

The Company, its Officers, its direct and indirect Controlling Shareholders, Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company, and any persons who, due to their functions or positions in the Parent Company, Subsidiary Companies and Associated Companies, become aware of information related to a Relevant Act or Fact about the Company, and who assign the Deed of Compliance, may not trade securities issued by the Company within a period of 15 (fifteen) days prior to the disclosure or publication, as applicable of the: (i) quarterly information of the Company (ITR); and (ii) annual information of the Company (DFP).

This ban does not apply to trading in securities by the Officers, Audit Board Members, and members of the other Technical or Advisory Entities of the Company, as well as its Subsidiary and Associated Companies set up through statutory provisions, who have signed up for Individual Investment Programs, provided that such programs comply with the requirement set forth in item 5 above and provided that the Company has approved a schedule setting specific dates for the disclosure of the ITR and DFP forms.

6. Ban on Decisions addressing the Acquisition or Divestment of Shares issued by the Company (CVM Instruction Nº 358/02, Article 14)

The Board of the Company may not decide on the acquisition or divestment of its shares without publicly disclosing information, through the publication of a Relevant Act or Fact, on the:

(i) signature of any agreement or contract addressing the transfer of stock control of the Company; or
(ii) granting any option or mandate for the purpose of transferring stock control of the Company; or
(iii) the existence of any intention of undertaking a full or total spin-off, corporate split, take-over, merger, corporate restructuring or reorganization process.

After approval of the Repurchase Program should any fact come to light that is addressed by any of the three hypotheses listed above, the Company will immediately suspend trading in its shares through to the disclosure of the respective Relevant Act or Fact.

7. Ban on Trading Applicable to Former Officers

Without adversely affecting the provisions addressing the Individual Investment Programs, Officers resigning from the management of the Company prior to the public disclosure of a transaction or fact begun during their administration period may not trade in securities issued by the Company:

(i) for a period of 6 (six) months after leaving the Company; or

(ii) until the disclosure of the Relevant Act or Fact by the Company to the market, unless, in this latter hypothesis, trading in the shares of the Company after the disclosure of the Relevant Act or Fact might intervene in the conditions of such transactions, adversely affecting the shareholders of the Company or the Company itself.

Among the alternatives listed above, the event occurring first will always prevail.

Section II
Final Provisions

1. Indirect and Direct Trading

The bans on trading regulated in this Manual are applicable to transactions conducted directly or indirectly by the:

(i) Officers, Controlling Shareholders, Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company; and also
(ii) persons who, due to their functions or positions in the Parent Company, Subsidiary Companies and Associated Companies, become aware of information related to a Relevant Act or Fact about the Company, and who have signed the Deed of Compliance, even in cases where transactions by such people are conducted through: (i) a company controlled thereby; (ii) third parties with whom they have share or portfolio management agreements or trustee agreements.

Indirect transactions are not deemed to be those conducted by investment funds whose units are held by the people listed in the above item, provided that:

(i) the investment funds are not exclusive; and
(ii) the transaction decisions taken by the Investment Fund Officers cannot be influenced by its unitholders.

2. Policy Oversight Responsibilities of the Investor Relations Director

The Investor Relations Director of the Company is the person in charge of implementing and overseeing its policies on the: (i) disclosure and use of information; (ii) trading in securities issued by the Company; and (iii) Individual Investment Programs.

3. Alterations to the Manual

This Manual has been approved by the Company Board and any alteration or revision hereof must be submitted to this same Board.

4. Alterations to the Trading Policy

The Trading Policy set forth in this Manual may not be altered as along as the Disclosure of a Relevant Act or Fact remains pending (CVM Instruction Nº 358/02, Article 15, § 1).

5. Third Party Liability

The provisions set forth in this Manual do not invalidate the responsibilities and liabilities arising from legal and regulatory provisions assigned to third parties not directly linked to the Company and who, being aware of any Relevant Act or Fact, trade in securities issued by the Company.

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

ANNEX I – Definitions

Definitions

The terms and expressions listed below will have the following meaning, when used in this Manual:

"Controlling Shareholders" or "Parent Company"

the shareholder or group of shareholders linked through a shareholders agreement or under common control deploying the power of control at Gafisa S.A., as set forth in Law Nº 6,404/76 and subsequent alterations thereto.

"Officers"

the directors, officers and members of the Board, both full and alternate of Gafisa S.A.

"Stock Exchange"

Stock Exchanges on which the securities issued by Gafisa S.A., are accepted for trading in Brazil or abroad.

"Manual"

This present Conduct Manual on the Disclosure and Use of Information and Securities Trading Policy issued by Gafisa S.A.

"Company" or "Gafisa S.A."

Gafisa S.A.

"Audit Board Members"

the members of the Audit Board of the Company, both full and alternate, elected as resolved by the Annual General Meeting.

"CVM"

The Brazilian Securities Commission (CVM).

"Investor Relations Director"

the director of the Company in charge of providing information to the investor public, the CVM and the Stock Exchange or the organized over-the-counter entity, as well as for updating the Company records.

"Former Officers"

former Officers and former Board Members who no longer belong to the Management of the Company.

"Employees and Executives with access to Relevant Information"

employees of Company who, due to their functions or positions in the Company, have access to any inside information.

"Inside Information" or "Relevant Information"

all Relevant Information related to the Company that might measurably influence the price of the securities, which has not yet been disclosed to the investor public.

"CVM Instruction Nº 358/02 "

issued by the CVM on January 3, 2002, Instruction Nº 358 rules on the disclosure and use of information on relevant acts or facts related to listed companies, as well as trading in securities issued by a listed company while a relevant fact remains pending and not disclosed to the market, among other matters.

"Technical or Advisory Entities"

the entities of the Company established by its By-Laws with technical functions or for advising its Officers.

"Related Persons"

persons linked in the following ways to the Officers, Directors, Board Members, Audit Board Members and Members of the Technical or Advisory Entities of the Company: (i) spouse, with no legal separation; (ii) common law spouse; (iii) any dependent included in the annual income tax declaration; and (iv) Subsidiary Companies controlled directly or indirectly by its Officers and similar, or by the Related Persons.

"SEC"

Securities and Exchange Commission.

"Associated Companies"

societies in which the Company holds stakes of 10% (ten per cent) or more, without controlling them.

"Subsidiary Companies"

companies in which the Company holds partner rights, either directly or through other subsidiary companies, assuring it a permanent majority in corporate decisions and the power to elect the majority of the Officers.

"Deed of Compliance"

Deed of Compliance with this Manual, which is the document to be signed as set forth in Article 15, § 1, item I and Article 16, § 1 of Instruction Nº 358/02 issued by the CVM.

"Securities"

the word "Securities" is used in this Manual to encompass any shares, debentures, subscription bonuses, subscription rights and receipts, promissory notes, commercial papers, purchase or sale options, indexes and derivatives of any type whatsoever, or any collective investment agreements or titles issued by the Company or referenced thereto which may be deemed securities as stipulated by the law.

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.
ANNEX II

Deed of Compliance with the Conduct Manual on the Disclosure and Use of Information and Securities Trading Policy issued by Gafisa S.A.

Through this deed [insert name and qualifications], resident and domiciled at [address], registered with the [Personal Tax-Payers Rolls with the Treasury Ministry] under Nº [Nº] and bearer of Identity Card [Brazilian RG or Foreign RNE] Nº [insert number and issuer entity], hereinafter called simply the "Declarant", in the position of [state position, function or relationship to the Company] of [Company], a corporation with head offices at [insert address], registered with the Treasury Ministry on the National Corporate Tax-Payers’ Roll under CNPJ/MF Nº [insert CNPJ], hereinafter called simply the "Company", through this Deed of Compliance, hereby declares that he / she is fully aware of the rules set forth in the Conduct Manual for the Disclosure and Use of Information and Securities Trading Policy issued by Gafisa S.A. (“Manual”), a copy of which has been received thereby, regulating the corporate policy on the use and disclosure of relevant information and trading in securities issued by the Company, hereby agreeing to guide his / her actions always in compliance with such rules. The Declarant signs this Deed of Compliance in 3 (three) copies of identical form and content in the presence of the 2 (two) undersigned Witnesses.

[insert place and date of signature]

[insert name of Declarant]

Witnesses:
1. ____________________________________	2. ____________________________________
Name:	Name:
ID Nº:	ID Nº:
Tax Nº :	Tax Nº: :

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

ANNEX III

Transactions conducted with securities issued by listed companies controlled by the Company and / or the Parent Company:
Period: [month/year]
Name of Acquirer
Or Divestor
Qualifications
CNPJ/CPF
Transaction Date
Issuer Company
Type of Trade
Type of Security
Total Quantity
Quantity by Type and Class
Price
Balance before and after the transaction
Other Relevant Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.